UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

DCAP Group, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

233065 20 0
(CUSIP Number)

Barry Goldstein
1158 Broadway
Hewlett, New York 11557
(516) 374-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2008
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No.                                233065 20 0

1.           Name of Reporting Person

Barry Goldstein

2.           Check the appropriate box if a member of a group   (a) [   ]

(b) [    ]

3.           SEC Use Only

4.           Source of Funds
PF

5.           Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[   ]

6.           Citizenship or Place of Organization
United States

Number of Shares                 7.           Sole Voting Power
Beneficially Owned                             747,278

By Each Reporting
Person With                          8.            Shared Voting Power
8,500

 9.           Sole Dispositive Power
747,278

10.          Shared Dispositive Power
8,500

11.           Aggregate Amount Beneficially Owned by Reporting Person
755,778

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[   ]

13.           Percent of Class Represented by Amount in Row (11)
25%

14.           Type of Reporting Person
IN

ITEM 1.  SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D dated May 24, 2002, as previously amended by Amendment No. 1, dated May 28, 2002, Amendment No. 2, dated February 5, 2003, Amendment No. 3, dated February 2, 2004, Amendment No. 4, dated December 20, 2004, Amendment No. 5, dated February 2, 2005 and Amendment No. 6, dated October 18, 2007, relating to shares of Common Stock, par value $.01 per share (the “Common Stock”), of DCAP Group, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)           Name of Reporting Person:

Barry Goldstein

(b)           Residence or business address:

1158 Broadway
Hewlett, New York 11557

(c)           The Reporting Person is employed as the Chief Executive Officer,  President, Chairman of the Board and Treasurer of the Company.

(d)           The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 15, 2008, the Reporting Person paid an aggregate of $223,055.50, from his personal funds, for the purpose of acquiring the 297,378 shares of Common Stock of the Company described in Item 4 hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

Effective August 17, 2008, an option held by the Reporting Person for the purchase of 32,500 shares of Common Stock of the Company became exercisable within 60 days.

On September 15, 2008, the Reporting Person acquired, for investment purposes, 297,378 shares of Common Stock of the Company in a private transaction for a purchase price of $0.75 per share.

Subject to and depending upon prevailing market conditions, the Reporting Person may choose to exercise the stock option held by him and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

Depending upon prevailing market conditions, the Reporting Person may also determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

The Reporting Person is President, Chief Executive Officer and a director of the Company.  Except in such capacity and except with Board of Directors and shareholder approval, if required, and except as discussed above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)           As of the date hereof, the Reporting Person is the beneficial owner of 755,778 shares of Common Stock of the Company (or approximately 25% of the outstanding Common Stock of the Company).1  Of such number, 32,500 shares of Common Stock are issuable upon the exercise of options that are exercisable currently, 32,500 shares of Common Stock are issuable upon the exercise of options that will be exercisable as of October 16, 2008, 8,500 shares are held by the Reporting Person’s children and 11,900 shares are held by a retirement trust for the benefit of the Reporting Person.  The Reporting Person disclaims beneficial ownership of the shares held by his children and retirement trust.

(b)           Other than the shares held by his children, the Reporting Person has sole voting and dispositive power over the shares.

(c)           During the past 60 days, except as reported in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5 hereof with respect to options held by the Reporting Person.

1 The number of shares beneficially owned by the Reporting Person does not include (1) 49,600 shares of Common Stock owned by AIA Acquisition Corp. (“AIA”), of which members of the Reporting Person’s family are principal shareholders or (2) 312,000 shares of Common Stock issuable upon the conversion of shares of Preferred Stock of the Company held by AIA that are currently convertible.  The Reporting Person disclaims beneficial ownership of the shares held by AIA.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)                      Stock Option Agreement, dated as of October 16, 2007, between the Reporting Person and the Company2.

2 Incorporated by reference to Form 8-K filed by the Company for an event dated October 16, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: September 17, 2008	/s/ Barry Goldstein
Barry Goldstein